                                              File Nos. 70-8555


CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

BY

Wayfinder Group, INC. (WG)
(Formerly NEES GLOBAL, INC. (NG))


     In accordance with the orders of the Securities and Exchange Commission dated September 4, 1992 and May 15, 1995, the following is a report for the first quarter of 2000:

     1. Wayfinder Group, Inc. will subsequently be treated as a Rule 58 energy related company; accordingly, information on Wayfinder Group, Inc. and its investments will be reported on Form U-9-C3 in lieu of Rule 24 reports.

      SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8555) to be signed on its behalf by the undersigned officer thereunto duly authorized.


               Wayfinder Group, INC.


                   s/ John G. Cochrane
               By: ___________________________________
                   John G. Cochrane
                   Treasurer


Date: May 30, 2000